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                                   EXHIBIT 3.3

            FIRST AMENDMENT TO THE BYLAWS OF INTERWEST BANCORP, INC.

Dated:         July 17, 1995

        THIS AMENDMENT to the Bylaws of InterWest Bancorp, Inc. as adopted on December 20, 1994, was approved by unanimous vote of a quorum of the Board of Directors of InterWest Bancorp, Inc. at a regular meeting held July 17, 1995, at which a quorum was present and voting.

Section 5.2 is amended to read as follows:

5.2 Contracts with, Loans to Corporate Directors and Officers: The corporation may enter into contracts and otherwise transact business as vendor, purchaser, or otherwise, with its directors, officers, and shareholders and with corporations, associations, firms and entities in which they are, or may become interested in, as directors, officers, shareholders, or otherwise, as freely as though such interest did not exist, except that no loan shall be made by the corporation secured by its shares. In the absence of fraud, the fact that any director, officer, shareholder, or any association, firm, or other entity of which any director, officer, or shareholder is interested, is in any way interested in any transaction or contract shall not make the transaction or contract void or voidable, or require the director, officer, or shareholder to account to the this corporation for any profits therefrom if approved by either (1) vote of a majority of quorum of the board of directors, excluding any interested director or directors, or (2) the written consent of the holders of a majority of the shares entitled to vote, or (3) a general resolution approving the acts of the directors and officers adopted by vote of the holders of a majority of the shares entitled to vote at a meeting of shareholders. All transactions or contracts, including loans to officers and directors, made pursuant to this section of these bylaws, shall be subject to any applicable federal and state laws and regulations. Nothing herein contained shall create or imply any liability in the circumstances above described or prevent the authorization, ratification or approval of such transactions or contracts in any other matter.